

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 11, 2013

Via E-mail
Mr. James E. Braun
Executive Vice President and Chief Financial Officer
MRC Global Inc.
2 Houston Center, 909 Fannin, Suite 3100
Houston, TX 77010

> **RE: MRC Global Inc.**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 22, 2013**
> **Response Letter dated June 27, 2013**
> **File No. 1-35479**

Dear Mr. Braun:

We have reviewed your response letter dated June 27, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules, page 66

Note 1 – Significant Accounting Policies, page F-9

Insurance, page F-11

1. We have reviewed your response to prior comment four from our letter dated June 13, 2013. Please quantify in future filings your excess loss limits for your deductible/retention programs as they relate to insurance for property, stock throughput inventory, workers' compensation, automobile liability, asbestos claims, general liability claims (including, among others, certain product liability claims for property damage, death or injury) and employee healthcare. Please show us in your supplemental response what the revisions will look like.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief